[LETTERHEAD OF DRINKER BIDDLE & REATH LLP]
H. John Michel, Jr.
215-988-2515
john.michel@dbr.com
November 29, 2006
VIA EDGAR
Mr. William Choi
Branch Chief
Division of Corporation Finance
100 F. Street N.E.
Washington, D.C. 20549

Re:	Cott Corporation
Form 10-K for the Fiscal Year Ended December 31, 2005, filed March 31, 2006
Form 8-K filed July 27, 2006
Form 10-Q for the Quarterly Period Ended July 1, 2006, filed August 10, 2006
File No. 0-15898
Dear Mr. Choi:
     This letter responds to the additional comments made by the Staff of the Securities and Exchange Commission in its letter of November 14, 2006, after reviewing the responses provided to prior comments by Cott Corporation (the “Company”) in a letter dated October 31, 2006, in each case with respect to the Annual Report on Form 10-K of Cott Corporation (the “Company”) for the year ended December 31, 2005 (the “Form 10-K”), the Company’s Current Report on Form 8-K dated July 27, 2006, and the Company’s Quarterly Report on Form 10-Q for the quarter ended July 1, 2006. For your convenience, we have summarized below in bold type the specific comments to which the Company is responding and have set forth the response of the Company immediately below the summary of the applicable comment.
Form 10-K for the Year Ended December 31, 2005
Management’s Discussion and Analysis of Financial Condition and Results of Operations, Overview, page 29
1.	We have reviewed your response to comment 1 in our letter dated September 18, 2006. Please note that Item 10(e)(1)(ii)(B) of Regulation S-K prohibits adjusting a non-GAAP performance measure to eliminate items identified as non-recurring, infrequent or unusual when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. Since you recorded

William Choi
Securities and Exchange Commission
November 29, 2006

restructuring charges during fiscal year 2006 and asset impairment charges in fiscal years 2006, 2004, and 2003, it appears presentation of these per share measures are not permitted by Regulation S-K. We believe the impact of these items on your results of operations can be adequately explained in detail within MD&A and the notes to your consolidated financial statements without presentation of non-GAAP per share measures.
As the Staff notes in its answer to question 8 of its Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, there is no per se prohibition against removing a recurring item, and the appropriateness of its exclusion depends on all of the facts and circumstances; however, if such an item is to be removed, the Company must meet the burden of demonstrating the usefulness of excluding the recurring item, and provide a complete description of the use of the measure and a full and complete reconciliation of the measure to the corresponding GAAP measure.
In this case, the item removed is the per share impact of the costs and charges associated with management’s disclosed initiative to realign its North American operations and reposition the Company as a low-cost provider of a broad range of beverages. The Company’s presentation of the per share after-tax impact of realignment costs and other cost containment charges does not, in fact, smooth earnings, as the accounting rules for restructuring charges and asset impairments do not permit the recognition of these costs all in one reporting period and, accordingly, they are being recognized over several reporting periods. In addition, as described in our previous response letter, the after-tax impact of these charges can vary widely depending on the jurisdiction in which they are incurred. Thus, an investor could not, by merely dividing the total costs and charges by the total number of shares outstanding, accurately assess per share results, positive or negative. Analysts have requested this per share information and the Company has provided such disclosure in the interest of making this information available to all users of the Company’s financial reports.
In summary, the Company believes that its presentation of the per share after-tax amount of the costs and charges incurred is a responsible way to assist investors in evaluating the Company’s actual performance without regard to potential distortions introduced by the very different tax rates to which aspects of the realignment charges are subject. This is the way in which management uses this non-GAAP measure.
Because of the narrowness of this measure, the Company does not believe that there are any particular limitations associated with its use, so long as it is

William Choi
Securities and Exchange Commission
November 29, 2006

specifically identified as a non-GAAP financial measure, embedded in a discussion of the aggregate costs and charges expected to be incurred over time, the aggregate costs and charges incurred to date, the costs and charges incurred during a particular reporting period, and a clear presentation of both the pre- and after-tax impact of those charges. Recognizing the Staff’s concerns, the Company would appreciate an opportunity to discuss this matter with the Staff.
Schedule II — Valuation and Qualifying Accounts, page 68
2.	We have reviewed your response to comment 3 in our letter dated September 18, 2006. Please tell us whether you have a sales returns and allowances policy. If so, please disclose this policy in future filings and include the activity in this account either on Schedule II or in the notes to the financial statements. Refer to Rules 5-04 and 12-09 of Regulation S-X. If you do not have a stated accounting policy for sales returns and allowances, please confirm to us that you do not accept returns of products from your customers or explain to us why you do not have a policy.

At the present time, the Company does not have a sales returns policy. Although the Company accepts returns of products from its customers occasionally, such returns, historically, have not been material. In 2005, the Company experienced sales returns of approximately $3.2 million, or less than 0.2% of sales of approximately $1.8 billion. The Company’s policy for sales allowances is disclosed under the heading “Sales Incentives” in footnote 1 to the Company’s financial statements included in its Annual Report on Form 10-K. This policy is discussed in further detail in the Company’s response to comment 3 below.

In response to the Staff’s comment, however, the Company will amend its disclosure in the footnotes to its financial statements in its future filings to state that its sales returns are not material.
3.	We note your proposed disclosure in response to comment 3 in our letter dated September 18, 2006. Please tell us the nature and terms of your accrued promotions including your accounting policy for each type of arrangement and the statement of operations line item in which each type of arrangement is included. For each type of arrangement treated as an expense rather than as a reduction of sales, please tell us how this type of arrangement meets the requirements for such classification in EITF 01-09. Since it appears that a portion, if not all, of the “Accrued promotion and rebates” line item relates to cash rebates reflected as a reduction of sales, please revise your “Charged to Costs and Expenses” column heading to

William Choi
Securities and Exchange Commission
November 29, 2006

clearly indicate the amounts involved may also be reflected as a reduction of sales. We may have further comment.
Regrettably, in preparing Schedule II to the proposed disclosure offered for the Staff’s consideration in its prior response, the Company made a mistake. The accrued sales incentives which were reflected as “Charged to Costs and Expenses” should have been reflected in a column entitled “Reduction of Sales.” The Company would propose including the amended Schedule II, attached as Exhibit A, in its future filings.
Under the Company’s policy relating to accrued promotions and allowances, which is disclosed under the heading “Sales Incentives” in footnote 1 to the Company’s financial statements included in its Annual Report on Form 10-K for 2005, promotions and rebates were reflected as a reduction of sales. The proposed future disclosure will be revised accordingly.
Currently, on the Company’s balance sheet there are three types of accrued customer sales incentives: (i) accrued promotional allowances, (ii) accrued volume based incentives and (iii) accrued contractual rebates. The Company’s current accounting policy on sales incentives in footnote 1 to the Company’s financial statements describes its accounting for volume based incentives. The policy states that sales incentives are deducted from sales and those requiring future volume commitments are accrued based on management’s best estimates.
In order to make the Company’s accounting policy more clear, the Company proposes to amend in future filings its “Sales Incentives” policy footnote to include references to all of its customer incentive arrangements, including promotional allowances and contractual rebates.
All payments to customers are reflected as reductions of sales, and will be treated as such in the future, unless they can be properly classified as expenses under EITF 01-09.
The Company acknowledges that:
•	It is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

William Choi
Securities and Exchange Commission
November 29, 2006

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.
     The Company believes that the responses provided above fully address the matters contained in the Comment Letter. Please forward copies of any further comments that you may have to the undersigned at (215) 988-2757. If you have any questions, please do not hesitate to contact the undersigned at (215) 988-2515 or Kathryn Pytlewski at (215) 988-3326.

Sincerely,
/s/ H. John Michel, Jr.

H. John Michel, Jr.

cc:	Tina Dell’Aquila, Interim Chief Financial Officer
Mark Halperin, Chief Legal and Corporate Development Officer

EXHIBIT A
Schedule II — Valuation and Qualifying Accounts

	Year ended December 31, 2005
			Charged to
	Balance at	Reduction	Costs and	Charged to		Balance at
Description	Beginning of Year	of Sales	Expenses	Other Accounts	Deduction	End of Year

Reserves deducted in the balance sheet from the assets to which they apply
Allowances for losses on:
Accounts receivables	$(12.1)	$—	$(0.5)	$(0.1)	$4.9	$(7.8)
Inventories	(6.8)	—	(1.0)	(0.5)	0.7	(7.6)
Intangibles and other assets	(0.4)	—	—	—	0.4	—
Deferred income tax assets	—	—	(21.0)	—	—	(21.0)
Accrued sales incentives	(24.9)	(55.4)	—	—	52.7	(27.6)

	$(44.2)	$(55.4)	$(22.5)	$(0.6)	$58.7	$(64.0)

	Year ended January 1, 2005
			Charged to
	Balance at	Reduction	Costs and	Charged to		Balance at
Description	Beginning of Year	of Sales	Expenses	Other Accounts	Deduction	End of Year

Reserves deducted in the balance sheet from the assets to which they apply
Allowances for losses on:
Accounts receivables	$(6.8)	$—	$(6.5)	$—	$1.2	$(12.1)
Inventories	(7.2)	—	0.1	(0.2)	0.5	(6.8)
Intangibles and other assets	(0.6)	—	0.2	—	—	(0.4)
Accrued sales incentives	(24.2)	(46.6)	—	—	45.9	(24.9)

	$(38.8)	$(46.6)	$(6.2)	$(0.2)	$47.6	$(44.2)

	Year ended January 3, 2004
			Charged to
	Balance at	Reduction	Costs and	Charged to		Balance at
Description	Beginning of Year	of Sales	Expenses	Other Accounts	Deduction	End of Year

Reserves deducted in the balance sheet from the assets to which they apply
Allowances for losses on:
Accounts receivables	$(3.4)	$—	$(3.6)	$(0.7)	$0.9	$(6.8)
Inventories	(6.7)	—	(0.6)	(1.3)	1.4	(7.2)
Intangibles and other assets	(1.1)	—	—	0.5	—	(0.6)
Accrued sales incentives	(21.6)	(48.2)	—	—	45.6	(24.2)

	$(32.8)	$(48.2)	$(4.2)	$(1.5)	$47.9	$(38.8)